U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS

Under Section 12(b) and (g) of the Securities Exchange Act of 1934

GONDWANA ENERGY LTD.
(Name of Small Business Issuer in its charter)

STATE OF NEVADA
(State or other jurisdiction of incorporation or organization)

98-0425310
(I.R.S. Employer Identification No.)

Suite 400-534 17th Avenue SW, Calgary Alberta, T2S 0B1 Canada
(Address of Principal Executive Offices)

Issuer's telephone number, including area code: 403-770-1991
Issuer's fax number, including area code: 509-691-9936

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock
(Title of class)

ITEM 1. DESCRIPTION OF BUSINESS

Except for the description of historical facts contained herein, this Form 10-SB contains certain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 concerning our future activities and prospects that involve risks and uncertainties, including the possibility that we will: (i) be unable to find commercial quantities of hydrocarbons, (ii) never achieve profitable operations, or (iii) not receive additional financing as required to support future operations, as detailed herein and under Item 2 - PLAN OF OPERATIONS and from time to time in future filings with the Securities and Exchange Commission and elsewhere. Such statements are based on our current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

(a) Business Development

Gondwana Energy Ltd. (Gondwana) is a Calgary, Alberta, Canada based oil and gas exploration stage company with limited operations. During 2002, we sold our sole property interest in New Zealand. Subsequent to the sale we wound up our wholly owned New Zealand subsidiary associated with the interest. In the past three years we have not received revenues from operations. Our operational efforts to date have been focused in New Zealand and we intend to submit applications for new exploration permits to the government of New Zealand and investigate and seek to acquire oil and gas interests through joint venture agreements with existing New Zealand permit holders.

We were incorporated on September 5th, 1997 by filing our Articles of Incorporation with the State of Nevada and our fiscal year end is December 31st. Our shares became quoted through "Pink Sheets," operated by the National Quotation Bureau, on February 19, 1999 under the symbol "GDWE" and on January 7, 2005, the outstanding shares of the company began trading on a 1 for 6 consolidated basis and our symbol was changed to "GNDW". Currently our authorized capital is 100,000,000 common shares with a par value of US$0.00001 per common share of which 3,216,667, common shares are outstanding.

(b) Business of the Issuer

We presently do not have any oil and gas interests. We are assessing the potential of various properties in New Zealand in an effort to secure exploration permits through the New Zealand Ministry of Economic Development and through private joint venture agreements with existing permit holders. Part of our assessment includes a consideration of discoveries made by third parties on properties adjacent to, or, depending on circumstances, in the area of the properties we are assessing. Geological conditions are, however, unpredictable. The discovery of reserves on properties adjacent to, or in the area of, properties under consideration is no assurance that commercially recoverable reserves of oil and gas will be discovered on properties under consideration. There is also no assurance that our applications and proposals will be acceptable to the Ministry of Economic Development or existing permit holders. See Risk Factors under this item.

We have not received any revenues from oil and gas operations to date. We are a New Zealand focused exploration stage company and have no significant assets, tangible or intangible, other than cash. We have no history of earnings and there is no assurance that our business will be profitable. As at the end of our fiscal year on December 31st, 2004 we have an accumulated deficit of $70,507 and we expect to continue incurring operating losses and accumulating deficits until such time that we achieve profitable operations.

We propose to raise additional financing through the sale of equity securities during the fiscal year, although there can be no assurance that such funding will be available. In the event that future equity financing cannot be raised or negotiations for funding are not successful, our plan of operations may be curtailed.

We do not currently employ our sole officer and he devotes approximately 40% of his time to our business. Our officer and director devotes a significant amount of his time to other interests or competing businesses, which may conflict with our operations and business.

There is no assurance that we will earn revenue, operate profitably or provide a return on investment to our security holders. Our activities during the last three years have been limited and have consisted of efforts to raise funds, conduct preliminary investigations into joint venture agreements and review government gazettals. We are evaluating publicly available data including seismic and geochemical analyses to determine what, if any, future exploration opportunities may be available to us. We have not secured interests nor have we secured agreements for future funding. We intend to derive all of our revenue from a discovery of commercial quantities of hydrocarbons.

Should we be successful in securing exploration rights either through joint venture with existing permit holders or through government gazettal we will require additional funding. There can be no assurance that we will be able to successfully raise the capital required, when required, to meet these costs. Additionally, there can be no assurance that if we are successful in securing funding that we will be successful in discovering commercial quantities of hydrocarbons, or that we will have access to funds to develop a successful discovery without significant dilution or cost to our stockholders.

WE MAY BE UNABLE TO CONTINUE AS A GOING CONCERN.

Our auditors have expressed considerable doubt as to our ability to continue as a going concern. We will be unable to continue as a going concern if we are unable to earn sufficient revenues from our operations or to raise additional capital through debt or equity financings to meet our working capital obligations. At December 31, 2004, we had working capital of $61,193. If we do not raise additional capital we will be unable to continue as a going concern and you may lose your entire investment.

NEW ZEALAND PETROLEUM EXPLORATION PERMITS

In New Zealand, an exploration permit is a form of tenure held under the Crown Minerals Act of 1991. Exploration permits are granted by the Ministry of Economic Development for specified minerals in a specific area, and prescribe work to be performed over the term of the permit.

Under the New Zealand Crown Minerals Act of 1991, an exploration permit, grants the right to explore for hydrocarbons for a term of five years and may be extended for up to a further five years over half its area on conditions the Ministry of Economic Development, in its sole discretion, considers appropriate. If a permit holder (the "holder") discovers a deposit or occurrence of petroleum, and satisfies the Ministry that the results of exploration justify granting a production permit, the holder may, on application before the expiry of the exploration permit, obtain a production permit for up to 40 years for such part of the land as the deposit or occurrence relates. Changes to the conditions prescribed in a permit may be made by application to the Ministry, provided the holder is in substantial compliance with the conditions of the permit.

The holder is required to complete a work program approved by the Ministry of Economic Development as the delegated regulatory agency, to maintain the permit in good standing. The permit terms consist of three schedules which define the permit area, work program and milestones, and the royalties payable to the New Zealand government upon commercial discovery. The activities under the work program must be completed by the dates specified in order to maintain the permit in good standing. Failure to meet the terms of the work program obligation may result in revocation of the permit in the sole discretion of the Ministry of Economic Development as the relevant regulatory agency and authority charged with administering all permits to explore the Crown's mineral estate. Before such a revocation occurs, however, the Ministry of Economic Development must first issue a notice of default to the holder and the holder has 60 days to cure the default.

The Crown Minerals Act of 1991 also provides for the revocation of a permit if the Ministry of Economic Development has reason to believe that the holder is contravening, or not making reasonable efforts to comply with the Crown Minerals Act, the conditions of the permit, or a notice to rectify the contravention or non-compliance. Any transfer or other dealing with a permit is subject to the timely completion of an application and becomes effective only upon the consent of the Ministry of Economic Development.

A holder may also apply for an extension of time but the Ministry of Economic Development will generally only consider delays related to local government environmental reviews and insurmountable logistics problems, such as the non-availability of a suitable rig to drill at the required time. The Ministry of Economic Development may also direct that any resultant petroleum products be refined or processed in New Zealand. The Ministry of Economic Development also has the jurisdiction to unitize producing permits. Finally, the Crown Minerals Act of 1991 provides procedures for the resolution of conflict with other forms of land tenure.

Exploration permits also specify royalties payable to the New Zealand government under the Crown Minerals Program for Petroleum of 1995. When an exploration permit is exchanged for a production permit upon a commercial discovery, the holder is obligated to pay royalties at the higher of 5% of net sales revenues or 20% of accounting profits. The 5% royalty on net sales is payable within 30 days of the calendar quarter end. Net sales are calculated as gross sales plus hydrocarbons produced but not yet sold, less transportation, storage costs and certain other adjustments to sales. The comparison of the 5% royalty to the 20% accounting profits is calculated on an annual basis and payable 90 days subsequent to the end of the calendar year. Accounting profits are defined as the excess of net sales revenues over the total of allowable deductions. Allowable deductions are the sum of the following costs incurred in the current year less any capital proceeds received during the year:

1. Production costs

2. Capital costs (exploration and development costs, permit acquisition costs and feasibility costs)

3. Indirect costs

4. Abandonment costs

5. Operating and capital overhead allowances

6. Operating losses and capital costs carried forward to future reporting periods

7. Abandonment costs carried back to prior reporting periods

ENVIRONMENTAL REGULATION IN NEW ZEALAND

The government of New Zealand has a comprehensive statutory regime dealing with the effect of development on the environment. The Resource Management Act of 1991 controls users of natural and physical resources, with a view to managing resource usage in ways that will not compromise future utilization. The Resource Management Act of 1991 places the emphasis on the assessment of the proposed activities' impact on the environment and sustainable management of the environment.

Under the Resource Management Act of 1991, local authorities govern resource management. Regional and district councils establish their own rules and standards for environmental assessments and required degrees of consultation. Both regional and district councils must produce and continuously update planning schemes for their jurisdictions. These schemes may limit industries to designated areas, depending on the environmental or social effects. The right to take from, and discharge into, waterways for industrial purposes requires approval from various regional catchment authorities, which may require maintenance of water quality standards.

Resource consents authorize the use or development of a natural or physical resource, or permit an activity to be conducted that may affect the environment. Under the Resource Management Act of 1991, there are five types of resource consents: land use consent, subdivision consent, water permits, discharge permits and coastal permits. Certain applications require public notice and allow public involvement in the assessment process. Adverse decisions made by a regional or district council may be appealed to the Environmental Court.

Risk Factors

Our common shares must be considered a speculative investment. Readers should carefully consider the risks described below before deciding whether to invest in shares of our common stock. If we do not successfully address the risks described below, there could be a material adverse effect on our business, financial condition or results of operations, and the trading price of our common stock may decline and investors may lose all or part of their investment. We cannot assure any investor that we will successfully address these risks.

The purchase of the common shares involves a number of significant risk factors. Purchasers of common shares should consider the following:

We have a limited history of operations and our sole officer and director spends only a portion of his time on our business, which makes our business prospects difficult to evaluate. We have a limited history of operations and the management and growth of the company depends on the continued involvement of Mr. Fink who may not be easily replaced if he should resign. We do not have employment agreements in place with Mr. Fink nor do we carry key-person insurance for Mr. Fink. Mr. Fink has other business interests, which results in him devoting approximately 60% of his time to such other interests while the remaining 40% of his time is devoted to the business of the company.

We have incurred net losses since inception and anticipate that losses will continue. We currently have no oil or gas properties nor have we ever generated any revenue from oil or gas sales. We have no history of earnings and there is no assurance that our business will be profitable. As at the end of our fiscal year dated December 31, 2004 we have an accumulated deficit of $70,507 and we expect to continue incurring operating losses and accumulating deficits in future periods. We cannot guarantee that we will be successful in generating revenues in the future. A failure to generate revenues will likely cause us to go out of business.

We have limited financial resources and will have to raise additional funds to continue and expand our business. There can be no certainty that market conditions will enable us to raise the funds required. Failure to do so will result in the failure of our business. At the end of our last completed fiscal year, dated December 31, 2004, we had $61,193 in working capital. Our anticipated expenditures for the period up to March 31, 2006 are approximately $60,000. Any future work program subsequent to March 31, 2006 will require an amount of capital that exceeds our current working capital. We presently do not have sufficient capital to satisfy the expected expenditures, have no revenues and will rely principally on the issuance of common shares to raise funds to finance the expenditures that are expected to be incurred beyond March 31, 2006. There is no assurance that market conditions will enable us to raise funds when required, and any additional equity financing will likely be dilutive to existing shareholders. Should we fail to raise additional funds, we will be unable to carry out our plan of operations after March 31, 2006. (See ITEM 2 - PLAN OF OPERATIONS)

Based upon our financial position our auditor has expressed doubt about our ability to continue as a going concern. We will be unable to continue as a going concern if we are unable to earn sufficient revenues from operations or to raise additional capital through debt or equity financings to meet our future capital obligations. We presently have sufficient funds to finance our current capital requirements until March 31, 2006. If we do not raise the capital required to carry out our plan of operations after March 31, 2006, we will be unable to continue as a going concern and you may lose your entire investment.

Oil and gas exploration is very competitive and we will not be able to effectively compete with other companies in bidding for and securing oil and gas interests resulting in a high risk of failure for our company. We are in competition with other companies with greater financial resources and expertise in bidding for the acquisition of petroleum interests from various state authorities and permit holders, in purchasing or leasing equipment necessary to explore for, develop and produce hydrocarbons and in obtaining the services of personnel in the exploration for, and development and production of, hydrocarbons. Our inability to compete raises the risk that we will be unable to secure oil and gas interests and carry out our plan of operations.

There is no assurance that we will successfully secure oil and gas interests and if successful that we will discover hydrocarbons. Failure to discover hydrocarbons will make it difficult for us to remain as a going concern. We have no known hydrocarbon reserves and there is no assurance that commercial quantities of hydrocarbons will be discovered. In addition, even if hydrocarbons are discovered, the costs of extraction to market may render any deposit found uneconomic. If we do not find hydrocarbon reserves or if we cannot develop reserves, either because we do not have sufficient capital to do so or the costs of extraction are uneconomical, we will have to cease operations and investors who have purchased shares would lose their investment.

Geological conditions are variable and unpredictable and heighten exploration risk. Oil and gas exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing properties. Even if production is commenced from a well, the production will inevitably decline and may be affected or terminated by changes in geological conditions that cannot be foreseen or remedied. A change in geological conditions may render a discovery uneconomic.

The marketing and sale of petroleum products is subject to government regulation that may impair our ability to sell hydrocarbons or limit the prices available. Even if we make discoveries in commercial quantities, development of a discovery may take a number of years and financial conditions at that time cannot be determined. The availability of products sold, or to be sold, may be restricted or rendered unavailable due to factors beyond our control, such as change in laws in the jurisdictions in which we may be operating, changes in the source of supply in foreign countries and prohibition on use due to testing and licensing requirements.

The price for oil and gas is volatile and determined by factors beyond our control. Prices for oil and gas may fluctuate widely from time to time depending on international demand, production and other factors that cannot be foreseen. A decline in price may render a discovery uneconomic.

We have no oil and gas interests and if we are successful in securing interests we may be unable to meet the terms and conditions of the permit. Failure to meet the prescribed terms and conditions may result in the loss or abandonment of the permit. In all cases, the terms and conditions of any future potential permit or license granting us, directly or indirectly, the right to explore for and develop hydrocarbons prescribes a work program and the date or dates before which such work program must be satisfied. Varying circumstances, including our financial resources, availability of required equipment, and other matters, may result in the failure to satisfy the terms and conditions of a permit or license and result in the complete loss of the interest in the permit or license.

We are subject to numerous local laws and regulations that are subject to change, including tax and land title claims. Any material change could have an adverse effect on our business and our ability to operate. There is no assurance that governmental regulation will not vary, including regulations relating to prices, royalties, allowable production, environmental matters, import and export of hydrocarbons and protection of water resources and agricultural lands. We will be subject to numerous governmental regulations that relate directly and indirectly to our operations including but not limited to title, production, marketing and sale of hydrocarbons, taxation, and environmental matters. There is no assurance that the laws relating to the ownership of petroleum interests and the operation of our business in the jurisdiction in which we operate will not change in a manner that may materially and adversely affect our business.

We presently do not carry liability or title insurance and do not plan to secure any in the future. The lack of insurance makes us vulnerable to excessive potential claims and loss of title. We do not maintain insurance against public liability, environmental risks or title. The possibility exists that title to future prospective properties may be lost due to an omission in the claim of title and any claims against us may result in liabilities we will not be able to afford resulting in the failure of the business and the complete loss of your investment.

Our business will be subject to laws that control the discharge of materials into the environment and we may be liable for damages and the costs of removing hydrocarbon spills for which we are held responsible. The laws relating to the protection of the environment have become more stringent and may expose us to liability for the conduct of, or conditions caused by others or for our actions that were in compliance with all applicable laws at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on our business.

We conduct our business in New Zealand and Canadian currency, the values of which fluctuates against the U.S. currency. An appreciation in either currency against the US dollar will have adverse effects on our business. We hold cash reserves in US dollars but will begin incurring a significant proportion of our expenses in New Zealand and Canadian denominated dollars. An increase in value of either currency versus the US dollar would have a detrimental effect as expenses incurred would, in turn, increase in US dollars. While certain fluctuation can be expected to continue there can be no assurance that the exchange rate will stabilize at current rates.

Our common shares are quoted through the facilities of the National Quotation Bureau. The price of our common shares is very volatile and thinly traded making the sale of shares very difficult. There can be no assurance that a stable market for our common shares will ever develop or, if it should develop, be sustained. It should be assumed that the market for our common shares will continue to be highly illiquid, sporadic and volatile and shareholders may not be able to sell their shares in the public market. These securities should not be purchased by anyone who cannot afford the loss of the entire investment.

We may issue more shares of Common Stock, which would dilute the value of the Common Stock held by our current shareholders. Our Articles of Incorporation authorize the issuance of 100,000,000 shares of common stock. We will likely issue some or all of such shares to acquire further capital in order to carry out our intended operations or expand current operations, or to provide additional financing in the future. The issuance of any such shares may result in a reduction of the book value or market price of our outstanding common shares. If we do issue any additional shares, such issuance will cause a reduction in the proportionate ownership and voting power of all other shareholders and may result in a change of control.

We have no history of earnings and there is no assurance that if we do that dividends will be declared. We have no history of earnings and there is no assurance that our business will be profitable and, even if profitable, there is no assurance the board of directors will declare dividends on common shares.

Our President owns a controlling interest in the company, allowing him to influence the company's future direction. Our President, Cameron Fink beneficially owns 65.8% of the outstanding shares of the company's common stock. Consequently, he is in a position to influence all matters subject to stockholder vote. See "Security Ownership of Certain Beneficial Owners and Management."

Our President has personal interests which conflict with interests of the company. Mr. Fink is presently a senior consultant to Samson Investment Company, a US based oil and gas exploration and production company. A conflict of interest could conceivably arise between the best interests of our company and the best interests of Samson Investment Company. In such a situation where a conflict of interest exists any decision by Mr. Fink which furthers the best interests of Samson Investment Company may be harmful to our business.

Broker-dealers may be discouraged from effecting transactions in our shares of Common Stock because they are considered penny stocks and are subject to the penny stock rules. The Securities and Exchange Commission (the "SEC") has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 per share. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements often have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules. Our common stock is currently subject to the penny stock rules, and accordingly, investors may find it difficult to sell their shares, if at all.

Employees and Consultants

We are an exploration stage company and other than our executive officer, Mr. Cameron Fink (President), we do not have any employees.

Research and Development

We did not incur any research and development expenditures for the fiscal years ended September 30, 2003 or 2004 or the period ending December 31, 2004.

Patents, Licenses, Trademarks, Franchises, Concessions, or Royalty Agreements

We currently do not own, legally or beneficially, and are not a party to any patents, licenses, trademarks, franchises, concessions, or royalty agreements.

ITEM 2. PLAN OF OPERATIONS

Our plan of operations for the next 12 months is to continue our assessment of exploration permits under gazettal by the New Zealand Ministry of Economic Development and those controlled and operated by third party permit holders. Upon completion of this assessment we will apply to the Ministry of Economic Development to secure permits for exploration and seek to conclude joint venture agreements with existing permit holders. Should we be successful in either of these efforts and secure exploration interests we shall require significant additional capital.

We have experienced losses in each fiscal period reported on. At the end of our 2004 fiscal year, we had $61,193 in working capital, consisting of $68,578 in cash and $7,385 in debt. We have sufficient funds to carry out our intended plan of operations for the next 12 months, but will require significant additional capital should we be successful in securing exploration interests. We rely principally on the issuance of common shares by private placements to raise funds to finance our business. There is no assurance that market conditions will continue to permit us to raise funds when required. If possible we will issue more common shares at prices we determine, possibly resulting in dilution of the value of common shares. We do not expect any significant increases in the number of employees in the near future.

During the past three years we have had limited operations. We have not yet received revenues from operations profitability or break-even cash flow. During the last three fiscal periods ended December 31, 2004, a cumulative total of $17,509 was spent on consulting services, auditing, legal, and general office and administrative expenses. We currently have no oil or gas properties or any known deposits of oil or gas. Our President has extensive experience in the oil and gas industry with specific industry experience in exploration in New Zealand. We have agreed to pay him a consulting fee of two thousand dollars a month starting April 1st 2005 in order to carry out the following work through March 31, 2006:

Review seismic, drilling and geological data on properties presently being tendered by the New Zealand Ministry of Economic Development and for properties available through joint venture with existing permit holders. These efforts will consist of:

  Data review, including geochemical and petrological review to determine petroleum source potential and reservoir quality of properties presently under tender from the New Zealand government and available through joint venture with existing permit holders.

  Interpretation and reinterpretation of existing seismic data.

  If we determine that properties merit further review after this initial examination then we shall determine a proposed budget and work program for submission to the government of New Zealand and existing permit holders on prospective permits deemed suitable.

  If we are successful and secure exploration interests through either government tender or joint venture we shall incorporate a New Zealand subsidiary and hire a resident agent and director as required by New Zealand law.

Total cost of this work, including expenses related to travel and third party consultants is budgeted at $30,000. After paying for these costs, we anticipate having approximately $31,000 in working capital. Additional expenditures for the period up to March 31, 2006 are approximately $30,000 and relate to accounting, legal and administrative expenses, and consulting fees to our President.

If we are successful in securing exploration interests we will be obligated to complete proposed work programs to maintain our interests in good standing. There can be no certainty as to the costs of the future work program; however, we will require additional funds to discharge our exploration obligations whether the interests are acquired through joint venture or through government tender. We do not have sufficient capital to satisfy the potential future expenditures and we will rely principally on the issuance of Common Stock to raise funds to finance the expenditures that we expect to incur beyond March 2006. Failure to raise additional funds will result in the failure to meet our obligations and the relinquishment of our interest in any future permit acquired. We have relied principally on the issuance of Common Stock in private placements to raise funds to support our business but there can be no assurance that we will be successful in raising additional funds through the issuance of additional equity.

We do not expect any significant purchases of plant and equipment or any increase in the number of employees in the near future.

ITEM 3. DESCRIPTION OF PROPERTY

We maintain an executive corporate office at Suite 400 - 534 17th Avenue S.W. Calgary Alberta, Canada and a 500 sq ft operations office from which our business operations are conducted.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

We are not directly or indirectly owned or controlled by a corporation or foreign government. As of March 8, 2005, we had an authorized share capital of 100,000,000 common shares with a par value of $0.00001 per share of which 3,216,667 shares are issued and outstanding.

The following table sets forth, as of March 8, 2005, the beneficial shareholdings of persons or entities holding five per cent or more of our common stock, each director individually, each named executive officer and all of our directors and officers as a group. Each person has sole voting and investment power with respect to the shares of Common Stock shown, and all ownership is of record and beneficial.

(1)	(2)	(3)	(4)
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Cameron Fink, 391 Strathcona Dr. SW Calgary, Alberta, T3H 1N7 Canada	2,116,667	65.8%
Common	All Officers and Directors as a Group (one person)	2,116,667	65.8%

As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have "beneficial ownership" of any security that such person has the right to acquire within 60 days after such date.

See Item 7 - Certain Relationships and Related Transactions

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The names, municipality of residence, age and position held of the directors and executive officers of Gondwana are as follows:

Name and Municipality of Residence	Age	Position Held
Cameron Fink Calgary, Alberta Canada	37	President & Director

All directors have a term of office expiring at the next annual general meeting, unless re-elected or earlier vacated in accordance with our bylaws. All officers have a term of office lasting until their removal or replacement by the board of directors.

Mr. Cameron Fink has been a member of the board of directors since November 15, 2004 and on March 9, 2005 he assumed the position of President. Mr. Fink received a B.Sc. in Geophysics at the University of Alberta, graduating in 1993 with First Class Honours. In June of 1995, he graduated with a M.Sc. in Geophysics with First Class standing. In August of 1995, Mr. Fink joined Amoco Canada Petroleum Company as an interpretation geophysicist in the exploration department where he worked primarily in the structural trapping regime of the Rocky Mountain foothills. Mr. Fink's position required that he be involved in the design of seismic surveys, both 2-D and 3-D, oversee the processing of the seismic data, and develop drillable prospects through the interpretation of these data. In the fall of 1997, Mr. Fink accepted a position in New Orleans, Louisiana working Amoco's offshore shelf properties in the Gulf of Mexico. In September 1999, Mr. Fink was employed as a Senior Geophysicist by Dominion Energy Canada Limited and acted as an officer and director of New Zealand focused exploration company AMG Oil Ltd. until resigning in 2003. Prior to joining Gondwana Energy Mr. Fink worked with Baytex Energy Ltd, as a senior geophysicist, until the firm was converted into an energy trust. Mr. Fink presently consults as a senior exploration geophysicist to Oklahoma based oil and gas exploration and production company Samson Investment Company.

Family Relationships

There are no family relationships between or among the directors, executive officers or persons nominated or chosen by the Company to become directors or executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, during the past five years, none of the following occurred with respect to a present or former director, executive officer, or employee of the Company: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Audit Committee

Our President acts as our audit committee.

Significant Employees

We have no significant employees other than our Chief Executive Officer and President, Cameron Fink.

ITEM 6. EXECUTIVE COMPENSATION

Summary Compensation Table

Annual Compensation						Long Term Compensation
Name	Title	Year	Salary	Bonus	Other annual Compensation	Restricted Stock Awarded	Options/ SARs (#)	LTIP payouts	All Other Compensation
Cameron Fink	CEO	2004 2003 2002	$0 $0 $0	$0 $0 $0	$0 $0 $0	0 0 0	0 0 0	0 0 0	0 0 0
Rory O'Byrne	Previous CEO	2004 2003 2002	$0 $0 $0	$0 $0 $0	$50,000 $0 $0	0 0 0	0 0 0	0 0 0	0 0 0

We do not have any long-term incentive plans to the named Executive Officers during the 2004 fiscal year.

As of April 1st 2005 Cameron Fink, our sole officer and director will begin receiving a monthly consulting fee of $2,000. He has not and will not receive a salary or fees for serving as a director, nor does he receive any compensation for attending meetings of the Board of Directors or serving on committees of the Board of Directors. He is not entitled to reimbursement of expenses incurred in attending meetings. Other than the compensation referenced above there are no compensation arrangements for employment, termination of employment or change-in-control between us and the named Executive Officer.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Parties

Our director and officer nor any person who beneficially owns, directly or indirectly, shares carrying more than five percent of our outstanding shares, has any material interest, direct or indirect, in any transaction exceeding $60,000 during the last two years or in any proposed transaction which, in either case, has or will materially affect us, or any subsidiaries. Except as otherwise disclosed in this Form 10-SB, the following is of relevance:

On March 1st, 2005 we entered into an agreement with International Resource Management Corp (IREMCO) and purchased 1,000,000 common shares for $1,000. The shares were cancelled and returned to treasury. At the time of the purchase IREMCO owned 23.7% of our outstanding common shares.

Transactions with Promoter

In addition to his position in our management, Mr. Fink is also our promoter.

ITEM 8. DESCRIPTION OF SECURITIES

Our securities consist of common stock with a par value of $0.00001 per share. On January 7th, 2005 we affected a reverse split of our common stock on a 1 for 6 basis. All share numbers disclosed in this registration statement are adjusted retroactively for this reverse stock split. Our authorized capital is 100,000,000 common shares of which 3,216,667 common shares are issued and outstanding as of March 8, 2005. All of our common stock, issued and unissued, is of the same class and ranks equally as to dividends, voting powers and participation in our assets on a winding-up or dissolution. No common shares have been issued subject to call or assessment. Each common share is entitled to one vote with respect to the election of directors and other matters. The shares of common stock do not have cumulative voting rights.

Therefore, the holders of a majority of shares voting for the election of directors can elect all the directors then standing for election, if they chose to do so, and in such event the holders of the remaining shares will not be able to elect any directors. Our President currently beneficially owns 65.8% of the outstanding shares of the company's common stock and is in a position to influence all matters subject to stockholder vote. See "Security Ownership of Certain Beneficial Owners and Management."

The common shares have no preemptive or conversion rights, and no provisions for redemption, purchase for cancellation, surrender of sinking fund or purchase fund.

Neither our Articles of Incorporation nor our Bylaws contain specific provisions that would delay, defer or prevent a change in control. However, approximately 96,783,333 million common stock shares are authorized but unissued as of March 8, 2005. All of such authorized but unissued shares will be available for future issuance by the Board of Directors without additional shareholder approval. These additional shares may be used for a variety of purposes, including future offerings to raise additional capital or to facilitate acquisitions. One of the effects of the existence of unissued and unreserved common stock may be to enable the Board of Directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of Gondwana by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of Gondwana.

Our transfer agent is Interwest Transfer Company Inc. 1981 East 4800 South Suite 100 Salt Lake City, Utah 84117, (801) 272-9294

Preferred Stock

Our articles of incorporation do not authorize any shares of preferred stock.

Dividend Policy

To date, we have neither declared nor paid any dividends on our common stock, nor do we anticipate that dividends will be declared or paid in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

In the event that a dividend is declared, common stockholders on the record date are entitled to share ratably in any dividends that may be declared from time to time on the common stock by our board of directors from funds legally available.

Share Purchase Warrants

We have not issued and do not have outstanding any warrants to purchase shares of our common stock.

Options

We have not issued and do not have outstanding any options to purchase shares of our common stock.

Convertible Securities

We have not issued and do not have outstanding any securities convertible into shares of our common stock or any rights convertible or exchangeable into shares of our common stock.

Nevada Anti-Takeover Laws

Nevada Revised Statutes sections 78.378 to 78.379 provide state regulation over the acquisition of a controlling interest in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply. Our articles of incorporation and bylaws do not state that these provisions do not apply. The statute creates a number of restrictions on the ability of a person or entity to acquire control of a Nevada company by setting down certain rules of conduct and voting restrictions in any acquisition attempt, among other things. The statute is limited to corporations that are organized in the state of Nevada and that have 200 or more stockholders, at least 100 of whom are stockholders of record and residents of the State of Nevada; and does business in the State of Nevada directly or through an affiliated corporation. Because of these conditions, the statute currently does not apply to our company.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON OUR COMMON EQUITY AND OTHER

SHAREHOLDER MATTERS

Our shares trade on the "Pink Sheets" inter dealer quotation operated by the National Quotation Bureau under the symbol GNDW. Summary trading by quarter for the 2004 and 2003 fiscal years are as follows:

Calendar Quarter		High Bid[1]	Low Bid[1]
2003
	First Quarter	0.25	0.25
	Second Quarter	0.25	0.20
	Third Quarter	0.25	0.25
	Fourth Quarter	0.25	0.25
2004
	First Quarter	0.27	0.11
	Second Quarter	0.10	0.08
	Third Quarter	0.11	0.10
	Forth Quarter	0.11	0.10

Note:
[1] These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

At March 8, 2005, there were 3,216,667 common shares issued and outstanding.

At March 8, 2005, there were 47 holders of record plus common shares held by brokerage clearing houses, depositories or otherwise in unregistered form.

We have not declared any cash dividends nor are any intended to be declared. We are not subject to any legal restrictions respecting the payment of dividends, except that they may not be paid to render us insolvent. Dividend policy will be based on our cash resources and needs and it is anticipated that all available cash will be needed for property acquisition, exploration and development for the foreseeable future.

Penny Stock

The Securities Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the Commission, that: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of the Securities laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price; (d) contains a toll-free telephone number for inquiries on disciplinary actions; (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and; (f) contains such other information and is in such form, including language, type, size and format, as the Commission shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) a monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.

These disclosure requirements may have the effect of reducing the trading activity in the secondary market for stock that is subject to these penny stock rules. Therefore, because our common stock is subject to the penny stock rules, stockholders may have difficulty selling those securities.

ITEM 2. LEGAL PROCEEDINGS

There are no material legal proceedings to which we are subject to or which are anticipated or threatened.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

On December 8, 2004, we entered into a contractual relationship with Hoogendoorn Vellmer, Chartered Accountants, of Vancouver, British Columbia, Canada. The decision to appoint was approved by our board of directors. There have not been any disagreements with the auditor on any audit or accounting issues.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

Our company was incorporated on September 5th, 1997. In the past three fiscal years we issued the following unregistered securities at the following prices. There were no underwriters engaged and no underwriting discounts or commissions paid. All issues were made pursuant to exemptions from registration contained in Regulation S of the 1933 Securities Act.

We completed an offering of 2,116,667 shares of our common stock at a price of $0.006 per share to our executive officer on April 2, 2004. The total amount we received from this offering was $12,700. We completed the offering pursuant to Regulation S of the Securities Act. The executive officer represented to us that he was a non-US person as defined in Regulation S. We did not engage in a distribution of this offering in the United States. He represented his intention to acquire the securities for investment only and not with a view toward distribution. We requested our stock transfer agent to affix appropriate legends to the stock certificate issued in accordance with Regulation S and the transfer agent affixed the appropriate legends. The executive officer had adequate access to sufficient information about us to make an informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved. No registration rights were granted.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our officers and directors are indemnified as provided by the Nevada Revised Statutes and our bylaws.

Under the governing Nevada statutes, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's articles of incorporation. Our articles of incorporation do not contain any limiting language regarding director immunity from liability. Excepted from this immunity are:

1. a willful failure to deal fairly with the company or its shareholders in connection with a matter in which the director has a material conflict of interest;

2. a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful);

3. a transaction from which the director derived an improper personal profit; and

4. willful misconduct.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent not prohibited by Nevada law; provided, however, that we may modify the extent of such indemnification by individual contracts with our directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless:

1. such indemnification is expressly required to be made by law;

2. the proceeding was authorized by our Board of Directors;

3. such indemnification is provided by us, in our sole discretion, pursuant to the powers vested us under Nevada law; or;

4. such indemnification is required to be made pursuant to the bylaws.

Our bylaws provide that we will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the company, or is or was serving at the request of the company as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefore, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under our bylaws or otherwise.

Our bylaws provide that no advance shall be made by us to an officer of the company, except by reason of the fact that such officer is or was a director of the company in which event this paragraph shall not apply, in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made: (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the company.

PART F/S

Index to Financial Statements:

1. Audited consolidated financial statements for the three month period ended December 31, 2004 and the years ended September 30, 2004 and 2003 including:

F-1 Report of Independent Registered Public Accounting Firm;

F-2 Balance Sheets;

F-3 Statements of Operations;

F-4 Statements of Cash Flows;

F-5 Statement of Stockholders' Equity; and

F- Notes to Financial Statements.

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)

FINANCIAL STATEMENTS

December 31, 2004
and
September 30, 2004, and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Gondwana Energy, Ltd.
(An Exploration Stage Company)

We have audited the accompanying balance sheets of Gondwana Energy, Ltd. (an exploration stage company) as at December 31, 2004 and September 30, 2004 and 2003 and the related statements of operations, stockholders' equity and cash flows for the 3 month period ended December 31, 2004, the years ended September 30, 2004 and 2003 and the period cumulative from inception on September 5, 1997 to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Gondwana Energy, Ltd. as at December 31, 2004 and September 30, 2004 and 2003 and the results of its operations and its cash flows for the 3 months ended December 31, 2004, the years ended September 30, 2004 and 2003 and the period cumulative from inception on September 5, 1997 to December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's business is in the exploration stage and has not generated any revenue to date. At December 31, 2004 the Company has limited cash resources and will likely require new financing, either through issuing shares or debt, to continue in its business of acquiring, exploring and developing oil and gas properties. These factors together raise substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also discussed in Note 1. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Vancouver, Canada	"Hoogendoorn Vellmer"
February 10, 2005, except with	Chartered Accountants
regards to Note 6 which is as at
March 3, 2005

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)
BALANCE SHEETS

As at	December 31, 2004	September 30, 2004	September 30, 2003

ASSETS

Current Assets
Cash	$68,578	$69,023	$62,418

TOTAL ASSETS	$68,578	$69,023	$62,418

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities (Note 3 a))	$7,385	$3,080	$-

TOTAL LIABILITIES	7,385	3,080	-

STOCKHOLDERS' EQUITY

Common stock (Note 4) Authorized: 100,000,000 shares, $0.00001 par value Issued and outstanding: 4,216,667 shares (September 30, 2004: 4,216,667 shares and September 30, 2003: 2,100,000 shares)	42	42	21

Additional paid-in capital	173,658	173,658	110,979

Deferred stock-based compensation	(42,000)	(45,000)	-

Deficit accumulated during the exploration stage	(70,507)	(62,757)	(48,582)

TOTAL STOCKHOLDERS' EQUITY	61,193	65,943	62,418

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$68,578	$69,023	$62,418

NOTE 1 - INCORPORATION, NATURE AND CONTINUANCE OF OPERATIONS

See accompanying Notes to the Financial Statements

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS

				Cumulative
				from
				Inception
	Three Months			(September 5,
	Ended	Years Ended		1997) to
	December 31,	September 30,		December 31,
	2004	2004	2003	2004

INTEREST REVENUE	$(5)	$(327)	$(657)	$(10,244)

GENERAL AND ADMINISTRATIVE EXPENSES
Bank charges	70	234	219	1,286
Consulting	-	-	-	7,903
Foreign exchange	-	-	-	6,539
Office and administrative services	150	450	1,834	28,618
Professional fees	3,600	3,060	-	16,926
Rent	750	2,250	-	3,000
Stock-based compensation	3,000	5,000	-	8,000
Transfer agent and filing fees	185	3,508	1,199	11,706

	7,755	14,502	3,252	83,978

NET OPERATING LOSS	(7,750)	(14,175)	(2,595)	(73,734)

OTHER INCOME AND (EXPENSES)
Gain on sale of oil and gas property	-	-	-	10,745
Recovery of expenses	-	-	4,982	4,982
Write-down of incorporation costs	-	-	-	(12,500)

NET (LOSS) INCOME	$(7,750)	$(14,175)	$2,387	$(70,507)

BASIC NET (LOSS) INCOME PER SHARE	$(0.00)	$(0.00)	$0.00

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	4,216,667	3,134,907	2,100,000

See accompanying Notes to the Financial Statements

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY

From Inception (September 5, 1997) to December 31, 2004:

	Common Shares	Stock Amount	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total Stockholders' Equity (Deficiency)

		$	$	$	$

Balance, September 5, 1997	-	-	-	-	-

Issuance of common shares for cash at $0.001 per share on September 28, 1997	1,000,000	10	990	-	1,000

Net loss for the period	-	-	-	(2,522)	(2,522)

Balance, September 30, 1997	1,000,000	10	990	(2,522)	(1,522)

Issuance of common shares on acquisition of oil and gas property in New Zealand at $0.10 per share on June 25, 1998	100,000	1	9,999	-	10,000

Issuance of common shares for cash at $0.001 per share on July 8, 1998	1,000,000	10	990	-	1,000

Net loss for the year	-	-	-	(1,246)	(1,246)

Balance, September 30, 1998	2,100,000	21	11,979	(3,768)	8,232

Issuance of common shares for cash at $0.10 per share on November 20, 1998	1,000,000	10	99,990	-	100,000

Repurchase of common shares for cash at $0.001 per share on November 28, 1998	(1,000,000)	(10)	(990)	-	(1,000)

Net loss for the year	-	-	-	(9,569)	(9,569)

Balance, September 30, 1999	2,100,000	21	110,979	(13,337)	97,663

Net loss for the year	-	-	-	(34,290)	(34,290)

Balance, September 30, 2000	2,100,000	21	110,979	(47,627)	63,373

See accompanying Notes to the Financial Statements

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY (Continued)

From Inception (September 5, 1997) to December 31, 2004:

	Common Shares	Stock Amount	Additional Paid-in Capital	Deferred Stock- Based Compensation (Note4)	Deficit Accumulated During the Development Stage	Total Stockholders' Equity (Deficiency)

		$	$	$	$	$

Balance, September 30, 2000 (carried forward)	2,100,000	21	110,979	-	(47,627)	63,373

Net loss for the year	-	-	-	-	(14,296)	(14,296)

Balance, September 30, 2001	2,100,000	21	110,979	-	(61,923)	49,077

Net income for the year	-	-	-	-	10,954	10,954

Balance, September 30, 2002	2,100,000	21	110,979	-	(50,969)	60,031

Net income for the year	-	-	-	-	2,387	2,387

Balance, September 30, 2003	2,100,000	21	110,979	-	(48,582)	62,418

Issue of common shares for cash at $0.006 per share and future services at $0.024 per share on April 2, 2004	2,116,667	21	62,679	(50,000)	-	12,700

Stock-based compensation	-	-	-	5,000	-	5,000

Net loss for the year	-	-	-	-	(14,175)	(14,175)

Balance, September 30, 2004	4,216,667	42	173,658	(45,000)	(62,757)	65,943

Stock-based compensation	-	-	-	3,000	-	3,000

Net loss for the period	-	-	-	-	(7,750)	(7,750)

Balance, December 31, 2004	4,216,667	42	173,658	(42,000)	(70,507)	61,193

See accompanying Notes to the Financial Statements

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS

				Cumulative
				from
				Inception
	Three Months			(September 5,
	Ended	Years Ended		1997) to
	December 31,	September 30,		December 31,
	2004	2004	2003	2004

OPERATING ACTIVITIES

Net (loss) income	$(7,750)	$(14,175)	$2,387	$(70,507)

Items not representing cash outlay:
- Gain on sale of oil and gas property	-	-	-	(10,745)
- Stock-based compensation	3,000	5,000	-	8,000
Change in non-cash working capital items:
- Decrease in accounts receivable	-	-	46,294	-
- Increase (decrease) in accounts payable and accrued liabilities	4,305	3,080	(5,077)	7,385

Net cash provided by (used in) operating activities	(445)	(6,095)	43,604	(65,867)

INVESTING ACTIVITIES
Proceeds from sale of oil and gas property	-	-	-	46,200

Oil and gas property acquisition costs	-	-	-	(2,846)

Oil an gas exploration expenditures	-	-	-	(22,609)

Net cash provided by investing activities	-	-	-	20,745

FINANCING ACTIVITIES
Proceeds from issuance of common shares	-	12,700	-	113,700

Net cash provided by financing activities	-	12,700	-	113,700

(Decrease) increase in cash and cash equivalents	(445)	6,605	43,604	68,578

Cash and cash equivalents - beginning of period	69,023	62,418	18,814	-

Cash and cash equivalents - end of period	$68,578	$69,023	$62,418	$68,578

See accompanying Notes to the Financial Statements

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS (Continued)

				Cumulative
				from
				Inception
	Three Months			(September 5,
	Ended	Years Ended		1997) to
	December 31,	September 30,		December 31,
	2004	2004	2003	2004

SUPPLEMENTAL CASH FLOWS INFORMATION
Interest expense	$70	$234	$219	$1,285
Taxes	$-	$-	$-	$-
Foreign exchange loss	$-	$-	$-	$6,539

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
Purchase of oil and gas property for consideration of 100,000 of the Company's common shares at $0.10 per share	$-	$-	$-	$10,000
Issuance of 2,116,667 common shares for future services at $0.024 per share on April 2, 2004	$-	$50,000	$-	$50,000

See accompanying Notes to the Financial Statements

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND SEPTEMBER 30, 2004 AND 2003

NOTE 1 - INCORPORATION, NATURE AND CONTINUANCE OF OPERATIONS

The Company is an exploration stage company incorporated under the laws of the State of Nevada as Gondwana Energy, Ltd. ("Gondwana") on September 5, 1997.

The Company is primarily engaged in the acquisition, exploration and development of oil and gas properties. As at December 31, 2004, the Company does not have an oil and gas property. It is searching for new oil and gas properties which meet its investment criteria.

The Company does not generate sufficient cash flow from operations to fund its entire exploration and development activities and has therefore relied principally upon the issuance of securities for financing. The Company intends to continue relying upon the issuance of securities to finance its operations and exploration and development activities, however there can be no assurance it will be successful in raising the funds necessary to maintain operations, or that a self-supporting level of operations will ever be achieved. The likely outcome of these future events is indeterminable. These factors together raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustment to reflect the possible future effect on the recoverability and classification of the assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Year End

The Company has elected to change its year end from September 30th to December 31st. Accordingly, the accompanying financial statements cover the three month period ended December 31, 2004 and the years ended September 30, 2004 and 2003.

b) Investment in Subsidiary

Until December 22, 2003 the Company owned a 100% equity interest in Gondwana Energy (NZ) Limited ("Gondwana NZ"), a company incorporated under the laws of New Zealand. Gondwana NZ had been inactive since September 30, 2002 and was discontinued December 22, 2003. The Company has reflected all transactions of Gondwana NZ from September 30, 2002 to the date of dissolution in the financial statements on a consolidated basis, net of intercompany transactions.

c) Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. As at December 31, 2004, the Company has cash and cash equivalents in the amount of $US nil which are over the federally insured limit (September 30, 2004 - $US nil and September 30, 2003 - $US 12,618).

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND SEPTEMBER 30, 2004 AND 2003

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

d) Oil and Gas Property

The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the acquisition, exploration and development of oil and gas properties are capitalized in cost centers on a country-by-country basis. Such costs include property acquisition costs, geological and geophysical studies, carrying charges on non-producing properties, and costs of drilling both productive and non-productive wells.

Depletion is calculated for producing properties by using the unit-of-production method based on proved reserves, before royalties, as determined by management of the Company or independent consultants. Sales of oil and gas properties are accounted for as adjustments of capitalized costs, without any gain or loss recognized, unless such adjustments significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost center. Costs of abandoned oil and gas properties are accounted for as adjustments of capitalized costs and written off to expense.

A ceiling test is applied to each cost center by comparing the net capitalized costs to the present value of the estimated future net revenues from production of proved reserves, based on commodity prices in effect as at December 31, 2004 and based on current operating costs, discounted by 10%, less the effects of future costs to develop and produce the proved reserves, plus the costs of unproved properties net of impairment, and less the effects of income taxes. Any excess capitalized costs are written off to expense.

Unproved properties are assessed for impairment on an annual basis by applying factors that rely on historical experience. In general, the Company may write-off any unproved property under one or more of the following conditions:

i) there are no firm plans for further drilling on the unproved property;

ii) negative results were obtained from studies of the unproved property;

iii) negative results were obtained from studies conducted in the vicinity of the unproved property; or

iv) the remaining term of the unproved property does not allow sufficient time for further studies or drilling.

e) Accounting for Asset Retirement Obligations

The Company accounts for asset retirement obligations in accordance with SFAS No. 143 "Accounting for Asset Retirement Obligations". Accordingly, it recognizes the fair value of a liability of an asset retirement obligation in the period in which a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on the settlement is recognized.

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND SEPTEMBER 30, 2004 AND 2003

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were $nil for the year ended December 31, 2004 (September 30, 2004 - $nil and September 30, 2004 - $nil).

g) Stock-Based Compensation

The Company accounts for stock options and similar equity instruments issued in accordance with SFAS No. 123 "Accounting for Stock-Based Compensation" and SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure", an amendment to SFAS No. 123. Accordingly, compensation costs attributable to stock options or similar equity instruments granted to employees are measured at the fair value at the grant date, and expensed over the expected vesting period with a corresponding increase to additional paid-in capital. Transactions in which goods or services are received from non-employees in exchange for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. As at December 31, 2004 the Company has not issued any stock options or similar equity instruments.

h) Comprehensive Income

In accordance with SFAS 130, "Reporting Comprehensive Income" ("SFAS 130"), comprehensive income consists of net income and other gains and losses affecting stockholder's equity that are excluded from net income, such as unrealized gains and losses on investments available for sale, foreign currency translation gains and losses and minimum pension liability. For the period ended December 31, 2004 the Company's financial statements include none of the additional elements that affect comprehensive income. Accordingly, net income and comprehensive income are identical.

i) Basic and Diluted Net Income (Loss) per Share

Basic net income (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share on the potential exercise of the equity-based financial instruments is not presented where anti-dilutive. The cumulative effect of stock splits and reverse stock splits is reflected retroactively in the calculation of basic and diluted net income (loss) per share.

j) Income Taxes

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events other than enactment of changes in the tax laws or rates are considered.

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND SEPTEMBER 30, 2004 AND 2003

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

j) Income Taxes (continued)

Due to the uncertainty regarding the Company's future profitability, the future tax benefits of its losses have been fully reserved for and no net tax benefit has been recorded in the financial statements during the period presented.

k) Foreign Currency Translations

The Company's functional currency is US dollars. Accordingly, foreign currency balances are translated into US dollars as follows:

Monetary assets and liabilities are translated at the year-end exchange rate.

Non-monetary assets are translated at the rate of exchange in effect at their acquisition, unless such assets are carried at market or nominal value, in which case they are translated at the year-end exchange rate.

Revenue and expense items are translated at the average exchange rate for the year.

Foreign exchange gains and losses in the year are included in operations.

l) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Actual results may differ from those estimates.

m) Financial Instruments and Financial Risk

The Company's financial instruments consist of cash, accounts payable and accrued liabilities. The fair values of these current assets and liabilities approximate the carrying amounts due to the short-term nature of these instruments.

The Company is not exposed to significant interest, credit or currency risk arising from these financial instruments.

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND SEPTEMBER 30, 2004 AND 2003

NOTE 3 - RELATED PARTY BALANCES AND TRANSACTIONS

Related party balances and transactions not disclosed elsewhere in these financial statements are as follows:

a) Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities were $nil due to the Company's President and Director (September 30, 2004: $100 and September 30, 2003: $nil). The amounts were non-interest bearing, unsecured and due on demand.

b) Recovery of Expenses

During the year ended September 30, 2003, the Company recovered $4,273 of expenses from a Company related by a common Director (December 30, 2004 and September 30, 2004 - $nil).

NOTE 4 - COMMON STOCK

Since incorporation the Company has completed a 3 shares for 1 share stock split, a 2 share for 1 share stock split, and a 1 share for 6 shares reverse split. The 1 share for 6 shares reverse split was effected on January 7, 2005, subsequent to the year-end. The Company's share transactions have been restated retroactively to reflect all of the above corporate capital transactions in these financial statements.

During the period ended December 31, 2004 and the years ended September 30, 2004 and 2003 the Company had the following changes to its common shares issued:

On April 2, 2004, the Company issued a total of 2,116,667 common shares to its President for cash consideration of $12,700 at $0.006 per share and for future services consideration of $50,000 at $0.024 per share for a total amount of $62,700. The Company recorded the value attributable to the future services as deferred stock-based compensation in it's shareholders' equity and charges it to operations over the estimated restricted period of the issued shares. The shares were issued at an amount agreed upon by the Company and its President.

There are no shares subject to warrants, agreements or options as at December 31, 2004.

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND SEPTEMBER 30, 2004 AND 2003

NOTE 5 - INCOME TAXES

The potential benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years. The components of the net deferred tax asset, the statutory tax rate, the effective rate and the elected amount of the valuation allowance are as follows:

				Cumulative
				from
				Inception
	3 Months			(September 5,
	Ended	Year Ended		1997) to
	December 31,	September 30,		December 31,
	2004	2004	2003	2004

Statutory and effective tax rate	15%	15%	15%	15%

	$	$	$	$
Income taxes recovered at the statutory and effective tax rate	1,612	2,126	(133)	10,576
Less permanent timing differences:
Stock-based compensation	(450)	(750)	-	(1,200)
Benefit of tax losses not recognized in the year	(1,162)	(1,376)	133	(9,376)

Income tax recovery (expense) recognized in year	-	-	-	-

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	December 31,	September 30,
	2004	2004	2003

	$	$	$
Net operating loss carry forwards (expiring 2017 - 2024)	9,376	8,663	7,287

Less: valuation allowance	(9,376)	(8,663)	(7,287)

Net deferred tax assets	-	-	-

NOTE 6 - SUBSEQUENT EVENT

On March 3, 2005 the Company repurchased 1,000,000 of its common shares for cash consideration of $1,000 at $0.001 per share, at their original issuance price.

PART III

ITEM 1. INDEX TO EXHIBITS

Exhibit Number	Description

3.1	Articles of Incorporation

3.3	By-Laws

23.1	Consent of Auditor

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Gondwana Energy Ltd.

Date: March 14, 2005      By: /s/ Cameron Fink
                                                 Cameron Fink,
                                                 Chief Executive Officer